UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 20, 2026

AUDDIA INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40071	45-4257218
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1680 38th Street, Suite 130
Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 219-9771

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock	AUUD	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

Unaudited financial statements of Thramann Holdings, LLC and its combined and consolidated subsidiaries as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025, and the notes related thereto, which are included in Exhibit 99.1 hereto and are incorporated herein by reference.

(b) Pro forma financial information.

Unaudited pro forma combined financial information of Auddia Inc. and Thramann Holdings, LLC as of March 31, 2026, and for the three months ended March 31, 2026 and 2025, and the notes related thereto, which are included in Exhibit 99.2 hereto and are incorporated herein by reference.

Exhibit Number	Description

99.1	Unaudited combined financial statements of Thramann Holdings, LLC as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025.
99.2	Unaudited pro forma combined financial information of Auddia Inc. and Thramann Holdings, LLC as of March 31, 2026, and for the three months ended March 31, 2026 and 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUDDIA INC.

May 20, 2026	By:	/s/ John E. Mahoney
John E. Mahoney
Chief Financial Officer

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